UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
AccuShoot, Inc

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    August 25, 2020

Physical address of issuer
4811 SW Research Way, STE 120

Website of issuer
https://accushoot.com

Current number of employees
3

Filer EDGAR CIK
0001825796

Filer EDGAR CCC
4L*nn1@n

Submission Contact Person Information

  Name
  Francisco Martin

  Phone Number
  (541) 602-6696

  Email Address
  martin@accushoot.com

  Notification Email Address
  operations@accushoot.com

Signatories

  Name
  Francisco Martin

  Signature

  Title
  CEO

  Email
  martin@accushoot.com

  Date
  April 29, 2026